UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


          Cryogenic Solutions, Inc.
(Name of Small Business Issuer in its charter)


	  	     	Nevada					                             	76-0484097
	(State or other jurisdiction of			(I.R.S. Employer Identification No.)
  incorporation or organization)

6524 San Felipe PMB 388 Houston, Texas 			    	77057
(Address of principal executive offices)					(Zip Code)


Issuer's telephone number, (713) 780-1399


Securities to be registered under Section 12(b) of the Act:


Title of each class			     	Name of each exchange on which
to be so registered 				    each class is to be registered

       	NA						                     	NA






Securities to be registered under Section 12(g) of the Act:



The registrant had 28,814,442 shares of Common Stock, at $.001 par value, outstanding as of September 30,1999.
(Title of class)










Item 1.		Description of Business

Cryogenic Solutions, Inc. is a development stage biotechnology company that has never had any sales focusing on controlled cellular dedifferentiation and transdifferentiation processes. The company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

The company was formed in 1995 under SEC regulation D as a biomedical research and development operation. Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

Genetics research has discovered that it is possible to interrupt the progress of many diseases by interfering with the transmission of genetic information within the individual cells thus preventing the disease at the cellular level. This is called "antisense" therapy. An "antisense molecule" (ODN) must be introduced into the infected cells to intercept the "sense" messenger molecule and cancel it out. The Cryogenic Solutions, Inc. product enables the process by "delivering" the antisense molecule to the targeted cells.The company intends to license its technology to commercial interests who own the patents for the various gene sequences.

The company has developed a "cassette" that can be inserted into a viral delivery/expression vector of choice. The cassette enables the vector to express any desired sequence-specific, single-stranded DNA (ssDNA) oligonucleotide.

Most human diseases arise from the function or dysfunction of genes within the body, either those of pathogens, such as viruses, or the body's own genes.
New technological advances in molecular biology have led to the identification of genes associated with major human diseases and the determination of their genetic basis.

Antisense oligonucleotide technology is providing a highly specific strategy for targeting a wide range of diseases at the genetic level, by interfering with mRNA to inhibit production of disease associated proteins.

In this rapidly expanding market, the race is on to develop oligonucleotide drugs for the treatment of diseases such as cancer, HIV, Hepatitis B and a range of inflammatory conditions such as arthritis and psoriasis.

According to The Institute for Human Gene Therapy at the University of Pennsylvania research scientists agree that antisense approaches coupled with available genome and viral genetic information will ultimately lead to viable genetic medical therapies. Currently, there are two major types of antisense molecules used in antisense strategies. The first uses RNA to form duplexes with cellular RNA. RNA expression vectors offer high transfection rates, cell targeting, and in vivo transcription of the desired RNA. However, affecting messenger RNA-antisense RNA duplex formation has often proved ineffective because of low hybridization rates to target RNA and a brief antisense RNA half-life due to host-cell mediated degradation.

The second antisense molecule types are oligonucleotides composed of DNA or DNA analogs. DNA oligonucleotide mediated antisense formation with messenger RNA has proved effective in cell culture. Advantages of using DNA oligos are that DNA has a higher binding affinity for cellular RNA than does an RNA molecule and DNA has a longer half-life than RNA. Most importantly, DNA-RNA hybrids activate RNase H, an enzyme which digests the target RNA in the duplex. The RNase H enzymatic activity permanently removes the RNA from the cell and frees the oligo to bind to additional RNAs. This subsequently lowers the amount of DNA oligos required for RNA hybridization and lessens problems caused by toxicity. The list, of viral and chromosomal genes that have been successfully turned off in cell culture, by this antisense mechanism, is fast growing and the number of patents issued on specific genetic sequences for antisense use is also expanding rapidly. There are approximately 600 such U.S. patents at this writing.
                                    Page2

Heretofore, DNA and DNA analog oligonucleotide mediated antisense strategies have been ineffective as an antisense therapy in living organisms. In contrast to RNA vectors, no effective ssDNA vector has previously been designed which can bind, penetrate, and synthesize ssDNA in cells and tissues of living animals. The DNA oligonucleotide antisense approach has worked well in vitro but not in vivo because cells cultured in vitro, e.g., in cell cultures, can be saturated with the oligonucleotide, a luxury that is not practical in the living organism. In fact, even with liposome uptake enhancers and chemical modificatons to the DNA backbone, which increase half-life, the requisite quantity of DNA oligos introduced into the organism is often toxic. Animal studies have shown this approach to induce hypotension, renal failure, coma, and death.

The Cryogenic Solutions, Inc. proprietary technology merges the above antisense approaches. Our new technology allows a delivery/expression vector to bind cells, enter the cell, and replicate. Our cassette, when inserted into the desired targeting vector, will express sequence-specific ssDNA rather than RNA. The ssDNA (1) can be regulated to attempt expression of ssDNA at therapeutic but subtoxic levels, (2) is sequence specific and possesses a relatively long half-life, (3) can be targeted to multiple sites on a target RNA or be targeted to multiple target RNAs, (4) provide binding sites for DNA-binding proteins, and (5) induce RNase H activity freeing the ssDNA to hybridize with other RNAs.

The technology has been successfully tested in our principal research facility, Ingene, Inc. in various tissue samples. The company has also delivered sample versions of the technology to over a dozen universities for third party validation of the product. The results of these studies will be published upon their completion sometime in the first quarter 2000. In addition to these ongoing studies the company intends to publish a comprehensive manuscript describing these studies in concert or subsequent to the issuence of its first patent expected in November, 99.

Having developed an effective technology for the delivery of therapeutic antisense molecules, the choice is how to most effectively get the products resulting from the technology into the health care marketplace.

The company has spent approximately $1,000,000 per year for the past two years on research and development activities.

To date there are limited ways to deliver single stranded DNA oligonucleotides into cells, but they are not reliable and can only be used in limited applications. The company's ssDNA expression vector can be used in very broad applications and can be delivered safely into the cells of living animals.
To our knowledge there is no effective competition to the company's proprietary technology. On December 28, 1998 the United States Patent Office (USPTO) notified the company that it has allowed all the claims contained in the patent application for the company's single stranded DNA expression vector. The Patent is expected to issue in November, 99.

The company has 7 full time employees.

Regulatory Issues

Ultimately, there will be compounds available by prescription from physicians for use by patients for specific ailments. The road from lab to clinic is less a thoroughfare than a mountain trail rife with obstacles and detours mostly involving the FDA approval process. CYGS has mapped a set of pathways that should optimize the process.

The FDA approves compounds that have been demonstrated both safe and effective as individual parts and in combination. The safety of our vector by itself is easily demonstrated since it has no efficacy by itself. The task is to prove . safety with a sufficient number of efficacious oligos to comfortably extrapolate universal safety of the vector alone.

The FDA recognizes different categories of disease that deserve different approval standards. The most lenient is accorded to those drugs that have been designated "compassionate use" in that any dangers or side effects they may exhibit are less harmful than those inherent in the disease itself when compared with the potential benefits.

Certain diseases have been designated as "orphan" diseases in that there are so few cases that the major drug companies cannot justify the expense of investigational development and submitting to the full approval process. Many of the orphan diseases, although rare, are nonetheless devastating to the patients and their families from both a physical and financial point of view. The FDA therefore, has afforded less rigorous requirements for their approval.

Accordingly, application for approval of disease specific oligos for "orphan" drugs with "compassionate use" status offer the easiest and fastest way to demonstrate the safety of our vector and the efficacy of the specific oligos . in combination.


Although this approach does not represent enormous profit potential in the early stages, it minimizes the expense and time involved in gaining the first set of approvals. As anyone with any exposure to the regulatory process knows, generating a history that involves strict adherence to the regulations and consistency in approach builds trust and facilitates communication with the regulatory agency. Therefore, an important component of the company's regulatory strategy involves cycling through a number of applications to the FDA beginning with the simplest and easiest to win approval.

Company Technology

The technology that became the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by Cryogenic Solutions, Inc.. The United States Patent Office (USPTO) has allowed all the claims and the first ssDNA IEV patent is scheduled to be issued in November of 1999. Patent filings including co-inventions by Cryogenic Solutions, Inc. scientist and Dr. Conrad are in process. The company has also initiated work on additional technologies.

Item 2.		Management's Discussion and Analysis or Plan of Operation

The first obvious market target for our delivery vector comprises those companies who own the rights to patented oligos with therapeutic potential. Their initial interest would be in testing the combined technologies with a view to commercialization.

The next target would be the major pharmaceutical manufacturers who might already have options on oligos and are looking for a way to bring value to that property with delivery technology. These would necessarily be firms with a long view as antisense gene therapy has the potential to severely impact the revenues now generated by treating symptoms for conditions that can be corrected or eliminated with the new biotechnology.

Strategic alliances are the rule rather than the exception in the biotech world as mentioned before. Virtually every technology invented must be combined with another technology to comprise a useable product. These combinations are generally effected through M&A or strategic alliances.

Sometimes the alliances are more intended to match financing to innovation than to match complimentary technologies. Each alliance has a valuable role in the biotechnology arena.

Initial contact has been made by various firms that may result in a strategic alliance.

Cryogenic Solutions, Inc. ability to continue operations in 1999 depends on its success in obtaining equity financing in an amount sufficient to support its operations through the end of 1999, and in connection therewith, is in negotiations with several parties to obtain such financing.

Thus far the major role of management has been to obtain the funding for the research, monitoring the progress, husbanding intellectual property, and development of the technology.

1) The decision was made early on that equity funding would be the primary source with an eye to grants whenever possible. Debt has not been an option.

2) The management team has successfully kept the G&A extremely low and dedicated the lions share of available funds for research and development.

3) The Company has vigorously pursued prosecution of patents for both its licensed technology and internally developed technology. The first of such has been allowed and is scheduled for issue by November, 1999.

4) The combination of Beta Tests and RFP's assures a flow of corroborative data while new approaches and technologies are tested.


The strategy from this point forward is simple:

1) 	Provide the ssDNA IEV BetaTest Kits (product samples that may not be reverse engineered) to as many respected investigators as possible at cost so that they can demonstrate the efficacy of our proprietary vector by delivering their own patented oligos.

2)	 Complete primate studies being conducted at The Southwest Foundation for
Biomedical Research, San Antonio, Texas to prove in vivo expression in pharmacologically significant quantities. The research is intended to turn off or antisense the SIV virus. Results of such studies are expected by the spring of 2000.

3) Identify promising "compassionate use" therapies that qualify for fast-track FDA approval to demonstrate safety and efficacy in human trials.

This strategy has been initiated and is progressing with deliberate speed. In addition, the company is posting Requests for Proposals (RFP) from interested and competent research facilities to conduct in vivo studies from a list suggested by the Cryogenic Solutions, Inc. Scientific Advisory Board.

In Kind Stock Swap

In January 1999 rules governing Regulation D, 504 Private Placements were amended whereby issuers were compelled to offer one year restricted stock to suitable investors. Prior to this amendment, issuers were permitted to offer freely transferable shares to investors, typically at a slight discount to market in order to secure equity financing. This new rule governing equity financing would place shareholders at a large disadvantage due to the fact that in order to secure funds for continued operations management would be forced to offer unusually large discounts to market in consideration for the one year restriction for sale of securities.

Rather than continue to fund future operations of the company at such a disadvantage to the shareholders, the management of Cryogenic Solutions, Inc. decided to offer all current shareholders the opportunity to exchange their freely transferable shares for one year restricted shares at a 2 for 1 ratio.

The reasons for the offer of the In Kind Stock Swap was to have all benefits of the exchange accrue to current shareholders through the accumulation of freely transferable shares in the company's treasury. Shareholders were benefited by the ability to double their holdings in the company in a non-taxable exchange according to IRS section code 1036 titled "Stock For Stock Of Same Corporation". It was deemed necessary for the continued funding of operations by the company's management to hold treasury shares for the purposes such as; use for sale to employees, satisfying any future stock options and bonus plans; to establish a market in the stock; use the stock to purchase other assets; use for a stock dividend; buyout a particular stockholder or avoid takeovers.

Shareholders were notified of the In Kind Stock Swap via public press releases,. information contained on the Internet and through bulletins issued by the Depository Trust Company (DTC).

The company's transfer agency, Nevada Agency and Trust Company (NATCO) of Reno, Nevada acted as trustee for the exchange and was issued 20,000,000 shares to implement the transaction.

The company extended an offer to all shareholders to exchange shares of Cryogenic Solutions, Inc. freely tradable common stock. The Company issued two shares of one year restricted common stock in consideration for each share of freely tradable common stock transferred to the Company between May 16 and August 21, 1999 up to a total of ten million shares.

The results of the completion of the In Kind Stock Swap are;

Number of one year restricted shares issued:			              11,651,522 shares
Number of freely transferable shares transferred to treasury:	5,825,761 shares

The remaining 8,348,478 shares of the 20,000,000 issued to the trustee NATCO were retired back to authorized and un-issued upon completion of the exchange.

The total number of shares outstanding as of September 27, 1999 is 28,814,442 common.

Change in Management

In May of 1999 Laurence Mealey, CEO of the company died, subsequently Mike Skillern assumed the position of temporary CEO and President. On September 1, 1999 Malcolm Skolnick was appointed as CEO and President of the Company. He was also appointed as a director of the company beginning September 1, 1999 for a term of three years.

Lawrence Wunderlich, Vice President of Finance and Corporate Secretary was also appointed to the Board of Directors on September 1, 1999 for a term of three years.

Item 3.		Description of Property.

The Company's corporate executive offices are located at 1501 Winrock, #9909, Houston, Texas 77057. The Company has occupied this approximate 1100 square foot unit since August 1998. The facility is in excellent condition and is adequate for corporate use. Rent on the facility is $775,00 per month.

Item 4.		Security Ownership of Certain Beneficial Owners and Management.

Principal Shareholders

The following table sets forth the name and address, as of September 30, 1999, and the approximate number of Shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director, and all Officers and Directors as a group.

Name of                      Number of                 Percent of
Beneficial Owner             Shares Owned              Shares Owned


Skillern Family Partnership  2,000,000                 6.9%     D,O
2900 South Gessner #504      common
Houston, Texas 77063


Dell T. Gibson               1,150,000                 3.9%     D,O
6524 San Felipe #388	        common
Houston, Texas 77057


Gibson Family Partnership    569,399                   1.9%
6524 San Felipe #388	        common
Houston, Texas, 77057


Lawrence Wunderlich          150,000                    .5%     D,O
6524 San Felipe #388         common
Houston. TX 77057


Mike Walters, L.P.T.         500,000                   1.7%     D
1220 Blalock #220            common
Houston, Texas 77055


Malcolm Skolnick, Ph.D.      1,100,000                 3.8%     D,O
6524 San Felipe #388         common
Houston, Texas   77057


D	A Director of Company
O	An Officer of Company

Officers and Directors as a group:	5,469,399	          18.9%
				                              	Common

Item 5.		Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.

NAME                        TITLE

Malcolm Skolnick		      63 	Chief Executive Officer, President, Director
                            Term of Office:    9/30/99 to 9/30/02

Dell Gibson			          61  Executive Vice President, Chairman of the Board
                            Term of Office:    9/10/98 to 9/10/02

Mike Skillern		         32  Vice President Research & Development, Director
                            Term of Office:   9/10/98 to 9/10/01

Lawrence Wunderlich		   41  Vice President, Finance, Director
                            Term of Office    9/30/99 to 9/10/98

Michael Walters			      65  Director
                            Term of Office    9/10/98 to 9/10/98

None of the members of Management is related to the other.
The Company has entered into temporary agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Malcolm Skolnick has been the Chief Executive Officer and President of the Company since September 1, 1999. Prior to that time and for the last 30 years Dr. Skolnick was a Professor of Technology and Health Law at the School of Public Health in the University of Texas Health Sciences Center at Houston. Dr. Skolnick pursued research on policy issues at the interface of science and law.

Mr. Skillern has been an officer of the company since February 1995. Prior to that he attended Texas Tech University before working for the State of Texas Senate. In 1986 Mr. Skillern worked as Vice President of Finance for Doctors' Insurance Exchange in Houston, Texas where he arranged credit lines and partnership financing exceeding $1,000,000. Mr. Skillern is the founder and currently serves as a Director and Vice Presidentof Research and development for Cryogenic Solutions, Inc. Mr. Skillern serves as one of three general partners for Skillern Family Partnership, LTD.which owns 2,000,000 common shares of the Company.

Mr. Gibson has been an officer of the company since February, 1995. He graduated from the University of Texas in Austin and has done post graduate work there. After U.S. Army service in Europe, Mr. Gibson has worked in a wide variety of Sales, Marketing and Management positions with companies such as Searle Cardio Pulmonary Instruments and AMSCO Rehab. Mr. Gibson currently serves as Vice President and Director for Cryogenic Solutions, Inc. Mr.
Gibson owns 1,150,000 common shares of The Company. Mr. Gibson serves as one of three general partners for the Gibson Family Partnership which owns 569,399 shares.

Mr. Wunderlich worked as a financial consultant at the investment banking firm of Josephthal and Company from October 1996 until August 1998. At that time Mr. Wunderlich joined the management team of Cryogenic Solutions, Inc. as Vice President of Finance. Prior to his employment with Josephthal, Mr. Wunderlich co-owned The Language Loop from 1991 to 1996 and held the position of President. The company was a translation and interpreting service provider to international companies. Mr. Wunderlich is fluent in German and Russian. Mr. Wunderlich attended the University of Vienna and Manhattan College in Riverdale, New York. Owns 150,000 shares

Michael Walters, L.P.T. is a Licensed Physical Therapist and has been in private practice for over thirty six years. During this time he has been associated with the Brook Army Hospital Burn Center in San Antonio, Texas and trained in that facility. He has also served and trained in the trauma ward in this same facility. Michael Walters owns 500,000 shares of Cryogenic Solutions, Inc. common stock.

An equity interest in The Company will be made available, on an incentive basis, to all employees, through an incentive and non-qualified stock option plan.
                                     Page 8

Item 6.		Executive Compensation

The Company has entered into temporary agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Item 7.		Certain Relationships and Related Transactions

Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.

Item 8.		Legal Proceedings.

The Company has no pending litigation.

Item 9.		Market for Common Equity and Related Stockholder Matters.

Principal Market

The Company's securities are traded on the NASD electronic bulletin board, quotations for which are under the symbol "CYGS." The market makers are:
Herzog, Heine, Geduld, Inc
USCC Trading/A Division of Fleet Securities
WM.V. Frankel & Co. Inc.
Hill Thompson Magid & Co., Inc.
Wein Securities Corp.
Sharpe Capital, Inc.
Knight Securities, Inc.
Waterhouse Securities, Inc.
Advanced Clearing, Inc.
Continental Broker-Dealer Corp.
Brown & Company Securities Corporation
GVR Company

Bid Information

The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as received from OTC Bulletin Board follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                            High     Low

         Third Quarter Ending  09/30/99     .51      .48
        Second Quarter Ending  06/30/99     .66      .62
         First Quarter Ending  03/31/99     .94      .91

Fiscal  Year  Ending  December 31, 1998
        Fourth Quarter Ending 	12/31/98     .54      .51
        	Third Quarter Ending 	09/30/98     .59      .56
       	Second Quarter Ending 	06/30/98     .75      .63
        	First Quarter Ending 	03/31/98     .35      .34

Fiscal   Year Ending  December 31, 1997
       	Fourth Quarter Ending 	12/31/97     .48      .43
        	Third Quarter Ending 	09/30/97     .20      .20
       	Second Quarter Ending 	06/30/97     .30      .30
        	First Quarter Ending 	03/31/97     .18      .18

 Stockholders

There approximately 1260 shareholders of record for the Company as of the date of this submission. Dividends To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


Item 10.	Recent Sales of Unregistered Securities.

The following tables outlines all securities the Company sold or issued within the past three years without registering the securities under the Securities Act.

Date       Type          Number of          Number of  Consideration
           of Security   Securities Issued  Investors

03/25/97   Common        3,687,425          5           Received par value
                                                        $.001 for a total
                                                        of $3,687.00
                                                        to Skillern Family
                                                        Partnership, Dell
                                                        Gibson, Malcolm
                                                        Skolnick, Susan
                                                        Kerr, Alex Bernal.

03/11/98   Common        1,283,960           9          Received par value
                                                        $.001 for a total
                                                        of $1,283.00
                                                        to Craig Tomlinson,
                                                        Gibson Family Family
                                                        Partnership, Malcolm
                                                        Skolnick, Mark Wisner,
                                                        Charles Conrad,
                                                        Charles Boyd,
                                                        Harry Morgenthal,
                                                        William Waldroff,
                                                        Skillern Family
                                                        Partnership.

03/26/98   Common        30,000              1          Received par value
                                                        $.001 for a total
                                                        of $30.00 to Allan
                                                        Richardson.

07/16/98   Common        980,000             7          Received par value
                                                        $.001 for a total
                                                        of $980.00
                                                        to InGene Inc.,
                                                        Ellis Gibson,
                                                        Charles Bardwell,
                                                        Dell Gibson,
                                                        Laurence Mealey,
                                                        Craig Tomlinson,
                                                        Steven Sloat.

Item 11.	Description of Securities

General

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore, in the event of liquidation, dissolution or wind up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common
Stock. The Company has not issued any Preferred Stock. However, the Preferred Stock if issued, may contain special preferences as determined by the board of Directors of the Company, including, but not limited to, the bearing of interest and convertability into Shares of Common Stock of the Company.


Item 12.	Indemnification of Directors and Officers.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

Item 13.	Financial Statements.

To the Board of Directors and Stockholders of Cryogenic Solutions, Inc.
6524 San Felipe, Suite 388
Houston, Texas 77057

I have audited the accompanying balance sheet of Cryogenic Solutions, Inc.
(a Nevada corporation in the development stage) as of December 31, 1998, and the related statement of operations, stockholders' equity, and cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe in my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cryogenic Solutions, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.




Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas

November 11, 1999


                                       Sep' 30, 1999      Dec' 31, 1998
ASSETS
 Current Assets
  Checking/Savings
   Coastal                             $   28,274.29      $  173,231.84
   Donaldson, Lufkin & Jenrette -MM             4.81
                                       =============      =============
  Total Checking/Savings               $   28,279.10      $  173,231.84

  Other Current Assets
   Other Current Assets
    Federal Income Tax Withheld         $       18.65
    Petty cash                                 600.00     $      600.00
                                        =============     =============
  Total Other Current Assets            $      618.65     $      600.00
                                        =============     =============
  Total Current Assets                  $   28,897.75     $  173,831.84
  Fixed Assets
   Research and Development Asset
    Computer Equipment                  $    2,079.24     $        79.24
    Cyrostorage                               1,457.91          1,457.91
    Freezer                                     600.00          3,000.00
    Phoenix-Centrifuge/Microscope             2,500.00          2,500.00
    Phoenix-Microscope                        1,259.91          1,259.91
    Phoenix -1/2 Centrifuge                   1,982.34          1,982.34
    Phoenix Equipment-Incubator               4,319.08          4,319.08
    Refrigerator                                400.00
    Shaker Bath                               1,800.00
    Shelves for Lab                             291.36            291.36
    Straligene-PCR Machine                    8,177.74          8,177.74
    VWR-Incubator                             2,208.21          2,208.21
    VWR-Water Bath/Platform                   3,742.23          3,742.23
    Acc. Depreciation                       (16,785.24)        -9,970.74
                                         =============     =============
   Total Research and Development Asset  $   14,032.78     $   19,047.28

  Total Fixed Assets                     $   14,032.78     $   19,047.28

  Other Assets
   Development Stage Expenses
    Accounting Fees                      $   22,664.62     $    8,395.00
    Advertising                              18,963.64         16,813.87
    Auto Allowance                            3,300.00            600.00
    Auto Insurance                            2,986.58          2,986.58
    Auto Mileage Reimbursement                  227.50            227.50
    Auto Repairs                                681.12            681.12
    Auto-Lease                                 6,244.81         1,414.52
    Auto-Miscellaneous Expense                   192.47           120.17
    Auto-Parking/Tolls                           435.71           422.71
    Bank Service Charges                         786.23           516.23
    Cellular Phone Exp                         1,266.98         1,266.98
    Domain Reg.                                  210.00
    Computer-Related Expenses                  3,685.85         1,120.28
    Fixed Asset
     Computer Equipment                       14,261.75     $  12,668.73
     Office Equipment                          1,491.71     $   1,210.54
     Telephones, etc.                            966.39           966.39
                                          =============     ============
    Total Fixed Asset                     $   16,719.85     $  14,845.66

    Freight/Delivery                           2,775.66          2,527.21
    Investigatory Expenses                       624.83             60.83
    Legal Fees                                84,525.84         48,620.90
    Meals and Entertainment                    4,574.33          3,784.22
    Medical Insurance                         38,668.53          7,861.53
    Miscellaneous Exp.                        13,765.76         12,965.93
    Office Supplies/Expenses                  15,932.11         12,019.22
    Payroll Expenses                         438,805.29        191,747.34
    Professional Fees                        164,258.04        134,011.54
    Registered Agent's Fee                       570.00            570.00
    Rental of Office Space                    19,950.00         12,925.00
    Telephone                                 28,315.81         13,936.19
    Telephone Message Service                  1,084.17          1,084.17
    Travel  Expenses                           8,801.59          6,620.07
    Utilities                                  1,285.42            288.23
                                           ============     =============
 Total Development Stage Expenses          $ 902,302.74     $  498,433.00
 Deposits
  Office Deposit                           $     250.00     $      250.00
  Telephone Service                              260.00            260.00
                                           ============     =============
 Total Deposits                            $     510.00     $      510.00

 Investment
  Quatum Bit Induction Technology          $  10,100.00
                                           ============
 Total Investment                          $  10,100.00
 Organizational Expenses
  Accounting Fees                          $   2,595.00     $    2,595.00
  Freight/Delivery                         $     249.00            249.00
  Legal Fees                               $   3,275.00          3,275.00
  Office Supplies/Expenses                 $     185.29            185.29
  Professional Fees                        $   1,250.00          1,250.00
  State Incorporation Fees                 $     340.00            340.00
                                           ============     =============
 Total Organizational Expenses             $   7,894.29     $    7,894.29
                                           ============     =============
 Total Other Assets                        $ 920,807.03     $  506,837.29
                                           ============     =============
TOTAL ASSETS                               $ 963,737.56     $  699,716.41
                                           ============     =============

LIABILITIES & EQUITY
 Liabilities
  Current Liabilities
    Accounts Payable                      $   59,377.69     $    3,747.58
    Payroll Expense                       $   11,745.99     $    5,867.56
                                          =============     =============
  Total Current Liabilities               $   71,123.68     $    9,615.14
                                          =============     =============
 Total Liabilities                        $   71,123.68     $    9,615.14
 Equity
  Corp. Shareholder's Equity
   Common Stock                           $   28,814.44     $   17,485.70
   Paid-In Capital                        $1,374,015.15        915,052.44
   Treasury Shares                        $  (60,000.00)
   Corp. Shareholder's Equity - Other     $   25,000.00
   Less Stock Subscriptions               $   (5,825.76)        -2,215.15
  Deficit Accumulated During the
               Development Stage          $  (469,389.95)      -240,221.72
                                          ==============     =============
 Total Equity                             $    892,613.88    $  690,101.27
                                          ===============    =============
TOTAL LIABILITIES & EQUITY                $    963,737.56    $  699,716.41
                                          ===============    =============


                                                           Feb. 10, 1995
                                                           (Inception) to
                                         Sep 30, 99        Sep 30, 99

Income
 Dividend Income                         $    1,401.26     $     1,659.29
                                         =============     ==============
Total Income                             $    1,401.26     $     1,659.29

Expense
 Interest Paid                                             $       734.98
 Miscellaneous
  Other Spring Valley Exp.                                 $    10,012.83
  Spring Valley Litigation Exp.                            $     7,398.00
 Rent                                                      $       450.00
                                                           ==============
 Total Miscellaneous                                       $    18,595.81

 Research and Development Expense
  Bio Research Fees                      $  12,225.30      $    29,497.80
  Biotechnology                            153,575.00          288,717.13
  Consultants                                                    2,260.75
  Depreciation Expense                       6,814.50           16,785.24
  Freight/Delivery                              83.98               98.62
  Patent Attorneys' Fees/Exp                57,470.72           72,814.26
  Payroll Expenses                                              37,615.92
  Quantum Optics
  Supplies                                                         300.00
 Supplies
  lab                                          400.00            4,063.71


 Travel                                                   $        300.00
                                                          ===============
Total Research and Developme             $ 230,569.50     $    452,453.43
                                         ============     ===============
Total Expense                            $ 230,569.50     $    471,049.24
                                         ============     ===============
Net Deficit From Operations              $(229,168.24)    $   (469,389.95)

Deficit Accumulated During the Development
    Stage at the Beginning of the Period $(240,221.72)                  0
                                         ============     ===============

Deficit Accumulated During the Development
    Stage at the End of the Period       $(469,389.96)    $   (469,389.95)
                                         ============     ===============

                                     Page 14


                                                           Feb. 10, 1995
                                                           (Inception)  to
                                          Sep 30, 1999     30-Sep-99

OPERATING ACTIVITIES

  Deficit from Operations                 $ (229,168.24)   $ (469,389.95)
 Adjustments:
  Depreciation Expense                         6,814.50        16,785.24
  Petty Cash                                       0.00          -600.00
  Accounts Payable                            55,630.11        59,377.69
  Payroll Expense                              5,878.43        11,745.99
  Federal Income Tax Withheld                    -18.65           (18.65)
                                          =============    =============
Net cash provided by
 Operating Activities                     $ (160,863.85)   $ (382,099.68)
                                          =============    =============
INVESTING ACTIVITIES
 Research and Development
        Asset Acquisition                 $   (4,800.00)   $  (33,818.02)
 Development Stage Expenses               $ (403,880.34)   $ (902,313.35)
 Deposits: Office Deposit                          0.00          -510.00
 Investment-Quantum Bit
    Induction Technolog                      -10,100.00       (10,100.00)
 Organizational Expenses                           0.00        -7,894.29
Net cash provided by                      =============    =============
 Investing Activities                     $ (418,780.34)   $ (954,635.66)
                                          =============    =============
FINANCING ACTIVITIES

 Increase due to sale of Common Stock     $   11,328.74    $   28,814.44
 Increase due to additional Paid-in-Capital  458,962.71     1,374,015.15
 Increase due to sale of Stock Warrants       25,000.00        25,000.00
 Reduction due to stock subscription                           -2,215.15
 Reduction due to repurchase of common stock -60,000.00       -60,000.00
                                          =============     ============
Net cash provided by Financing Activities $  435,291.45    $1,365,614.44
                                          =============    =============

Net cash increase for period              $ (144,352.74)   $   28,879.10
Cash at Beginning of Period                  173,231.84                0
                                          =============    =============
Cash at End of Period                     $   28,879.10    $   28,879.10
                                          =============    =============

                                     Page 15


                                                            Feb. 10, 1995
                                                            (Inception) to
                                         Sep 30, 1999       30-Sep-99


 Stockholders' Equity: Common Stock      $   11,328.74      $    28,814.44

 Stockholders' Equity: Paid-In Capital      458,962.71        1,374,015.15

 Corp. Shareholder's Equity - Other          25,000.00           25,000.00

 Less Stock Subscriptions                    -5,825.76           -5,825.76

 Stockholders' Equity: Treasury Stock       -60,000.00          -60,000.00
                                         =============       =============
  Total                                  $  429,465.69       $1,362,003.83

 Deficit from Operations                 $ (229,168.24)      $ (469,389.95)
                                         =============       =============
Total Stockholders' Equity               $  200,297.45       $  892,613.88
                                         =============       =============

                                     Page 16

Item 14.	Changes In and Disagreements With Accountants on Accounting and
         Financial Disclosure.

The Directors and Officers of Cryogenic Solutions, Inc. have no disagreements with the audited financial statements as provided by the accountant.


Item 15.	Financial Statements and Exhibits.

CRYOGENIC SOLUTIONS, INC.
(A Development Stage Company)

NOTE A.-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cryogenic Solutions, Inc. was incorporated in Nevada on February 10, 1995. It is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The Company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

Depreciation

Currently, depreciation on the research and development equipment is computed using the straight-line method over the assets' expected useful life of 5 years.

Amortization

The development stage expenses and the organization expenses are being capitalized for future amortization purposes, once the corporation begins its business operations of marketing the results of its research to the medical profession to cure its patients of certain ailments.

Income Tax

The financial statements do not include a provision for income taxes because the Corporation has incurred net operating losses for all periods to date. The "Deficit Accumulated During the Development Stage at December 31, 1998" for $ 240,221.72 reflects the net operating loss to date.

NOTE B-DEVELOPMENT STAGE OPERATIONS

The Corporation's operations, as explained in Note A, is still devoted to raising capital, obtaining financing, and providing the funding for the research described in Notes A and D.

NOTE C-PROPERTY AND EQUIPMENT

Property and equipment are individually identified on the Balance Sheet and are stated at cost.

Research and Development equipment is being depreciated using the straight-line method overthe useful life of five years of the respective assets.

The General and Administrative equipment has been set up under the Development Stage Expenses and no depreciation has been calculated at this time since the business operations of the business has not begun.

NOTE D-RESEARCH AND DEVELOPMENT EXPENSES

The research and the development of the technology that became known as the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc. and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by the Corporation. The financial arrangements of the contract are monitored by the Corporation's management.

The research and development expense categories also reflect the expenses of the patent attorneys hired to assist the Corporation in the patent filings of the first ssDNA IEV patent, which is scheduled to be issued in Novemer of l999. Other patent filings include co-inventions by a Corporation scientist and Dr. Conrad.

NOTE E-LOANS FROM SHAREHOLDERS

When the Corporation was initially set up and prior to raising capital, the original officers and shareholders loaned the Corpoation funds to pay its expenses. In addition, several of the officers were not paid for services rendered, these expenses were accrued at that time.

During this audit period, the management decided that to meet these obligations any and all shareholder loans were to be repaid by issuance of common stock.

                                    Page 17



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of l934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Dell Gibson, Executive Vice President
                                      -------------------------------------
							                                           	(Registrant)



Date	November 12, 1999		              	By
---------------------------------------------------------------------------
                                                  		(Signature)*

* Print the name and title of each signing officer under his or her signature.